March 21, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Registration Statement on Form S-11 (File No. 333-164385) of

Colony Financial, Inc.

Ladies and Gentleman:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Colony Financial, Inc. (the “Company”) hereby respectfully requests the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-11 (File No. 333-164385), together with all exhibits thereto, initially filed on January 15, 2010 (the “Registration Statement”).

The Company requests withdrawal of the Registration Statement because it has determined not to proceed with the public offering contemplated by the Registration Statement and intends to file a new registration statement on Form S-11 in connection with a proposed public offering. The Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement and such Registration Statement was not declared effective.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use. Please provide a copy of the order granting the withdrawal of the Registration Statement to the undersigned via facsimile at (310) 407-7430, with a copy to David Slotkin of Hogan Lovells US LLP, the Company’s counsel, via facsimile at (202) 637-5910.

Should you have any questions, please do not hesitate to contact David Slotkin at (202) 637-3675.

Very truly yours,

Colony Financial, Inc.

By:	/s/ Darren J. Tangen
Chief Financial Officer

2450 Broadway Avenue

Suite 600

Santa Monica, California 90404

Tel: 310.282.8820

Fax: 310.282.8808